Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), May 8, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on December 1, 2022, as the second tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
02/05/2023	EXM	4,390	251.1675	1,102,625.33
03/05/2023	EXM	4,385	252.5696	1,107,517.70
04/05/2023	EXM	4,340	257.6381	1,118,149.35
05/05/2023	EXM	4,180	267.4185	1,117,809.33
Total	—	17,295	257.0744	4,446,101.71

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till May 5, 2023, the total invested consideration has been:
•Euro 120,157,692.32 for No. 515,412 common shares purchased on the EXM
•USD 24,928,758.14 (Euro 23,410,335.25*) for No. 101,422 common shares purchased on the NYSE.

As of May 5, 2023, the Company held in treasury No. 12,398,829 common shares equal to 4.83% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since July 1, 2022 until May 5, 2023, the Company has purchased a total of 1,425,242 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 302,742,017.59.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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